

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Seth Grae
President and Chief Executive Officer
Lightbridge Corporation
11710 Plaza America Drive, Suite 2000
Reston, VA 20190

> **Re: Lightbridge Corporation**
> **Registration Statement on Form S-3**
> **Filed March 25, 2021**
> **File No. 333-254702**

Dear Mr. Grae:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Crandall